Exhibit 99.1

Americas Gold And Silver Corporation Reports Second Quarter 2020 Results And Provides Operations Update

TORONTO, Aug. 17, 2020 /PRNewswire/ -- Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals producer, reported consolidated financial and operational results for the second quarter of 2020 along with an operations update. A separate update for the Galena Complex was released on August 17, 2020.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company's website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Operational and Second Quarter Financial Highlights

  Revenue of $4.6 million and a net loss of $10.8 million for Q2-2020 or a loss of ($0.09) per share.
  Year-to-date operating metrics were largely unchanged in Q2-2020 from Q1-2020 due to the illegal blockade at the Cosalá Operations, suspension of operating metrics during the Galena Complex recapitalization plan ("Recapitalization Plan"), and ongoing pre-development at Relief Canyon.
  The illegal blockade at the Cosalá Operations has been resolved. Company personnel have re-entered the mine operations and the Company expects to have the operation restarted before the end of Q3-2020.
  The combination of higher silver prices and the re-opening of the mine would allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the EC120 area moving forward. Mining these higher-grade areas of the Cosalá Operation is expected to significantly increase silver production to 2.5-3.0 million ounces per year starting in 2022.
  Relief Canyon continues to ramp up with tonnage and grade reconciling to the resource model. Mining has progressed through the lower grade upper fringe portion of the deposit near the historic North and Lightbulb pits but has now reached a more continuous and higher-grade area. Commercial production is expected to be delayed until Q4-2020 due to various start-up challenges including equipment issues with the radial stacker, inconsistent operating practices, and variable solution application rates. On August 4, 2020, the operation began stacking ore typical of the Main Zone and initial leach solution grades are encouraging and consistent with feasibility expectations.
  Phil Dalke was hired as the General Manager of the Relief Canyon mine in June, 2020. Mr. Dalke brings 30 years of extensive heap leach knowledge with experience at some of the largest heap leach mines in the world including Chief Metallurgist at the Yanacocha Mine (joint venture between Newmont, Buenaventura and Sumitomo), and General Manager of Escobal, La Arena and Shahuindo (Tahoe Resources; now Pan American Silver) as well as Kori Kollo (Newmont).
  The Galena Complex Recapitalization Plan is proceeding on time and on budget. Please see our separate press release dated August 17, 2020 for additional details regarding the increasing production and exploration results.
  The Company provided notice to finalize the option payment for the San Felipe Project and agreed to pay the remaining $3.75 million plus VAT obligation in common shares of the Company subject to customary closing conditions. The San Felipe Project will be 100% owned by the Company and contains a measured and indicated silver resource of over 9 million ounces and an inferred silver resource of over 3 million ounces.
  The Company had a cash balance of $16.9 million as at June 30, 2020.

"Although the Relief Canyon mine has taken longer to reach commercial production due to complications related to the COVID-19 pandemic, equipment challenges regarding the radial stacker and lower grade ore in the upper fringes of the deposit, as we access, have placed and leached the first of the higher grade ore, we continue to remain confident that these issues will be solved in the near term. These are typical start up challenges when commissioning a new operation," said Americas Gold and Silver President & CEO Darren Blasutti. "We are pleased to have resolved the illegal blockade at the Cosalá Operations and are eager to restart the operations. With the restart, we will benefit from the recent increase in silver price and plan to accelerate development of the Upper Zone at San Rafael and the EC120 deposit which both contain higher grade silver mineralization. The Galena Complex Recapitalization Plan is proceeding well and the initial deep drilling of the 72 Vein has provided encouraging results. Additional drilling is planned for the 72 Vein as well as the Triple Point and 360 Complex during the remainder of 2020 and into 2021. The Company is excited that these targets will prove up as several high-grade silver zones."

Relief Canyon

Following the acquisition of Pershing Gold, the Company set an ambitious target of constructing the Relief Canyon mine in under 9 months with an estimated budget range of US$28 to US$30 million. While the Company was successful in meeting several important targets including initial construction capital and planned mining rates, ore leaching has taken slightly longer than planned due to the characteristics of the initial ore stacked on the leach pad. This situation was exacerbated by the impact of the COVID-19 pandemic and the failure of the radial stacker used to stack ore. These are common issues faced during a heap leach start up and the Company is confident these initial challenges have been mitigated with the operation in greater position to benefit from the continued strong gold price.

To assist in the continued ramp up of Relief Canyon and facilitate the continued implementation of industry best practices, Phil Dalke was hired as the General Manager of the Relief Canyon operation in June 2020. Mr. Dalke brings 30 years of extensive heap leach expertise with experience at some of the largest heap leach mines in the world including Chief Metallurgist at the Yanacocha Mine (joint venture between Newmont, Buenaventura and Sumitomo), and General Manager of Escobal, La Arena and Shahuindo (Tahoe Resources; now Pan American Silver) as well as Kori Kollo (Newmont).

Waste stripping has progressed ahead of plan and has now exposed higher grade portions of the deposit which are more reflective of the overall reserve grade. This ore has been placed on a new section of the leach pad and initial leach solution grades are encouraging given the higher grade gold as well as minor improvements to stacking practices that have been gained as part of the initial phases of the operation. The Company expects to recover the initial low-grade ore stacked on the leach pad over the course of the operation.

The Company's radial ore stacker suffered a structural failure in Q2-2020. A temporary stacker was mobilized to site but can only support a throughput of approximately 8,000 tonnes per day versus 16,000 tonnes per day for the larger radial stacker. The Company anticipates that the radial stacker will be repaired in time to coincide with increased stacking requirements in Q4-2020.

With the challenges to date, the Company anticipates commercial production will be reached in Q4-2020, setting the operation up for a strong 2021.

Cosalá Operations

The Company is pleased to announce that the illegal blockade that has been in place at the Cosalá Operations since the end of January 2020 has been resolved favourably without negotiation or compromise with those responsible for the illegal action. Senior staff are currently on site and are assessing the status of the site with the Company being confident that the operation can be restarted in September 2020. The Company has worked with government authorities to secure a democratic election to ratify a legitimate union to represent its workers which is now set for September 9, 2020.

Due to the illegal blockade, the Cosalá Operations did not operate during Q2-2020 and operated for only the first 26 days of calendar 2020. As a result, quarterly and year-to-date operating results are not generally comparable with previous periods.

Spot silver prices have increased significantly from a low of almost $12.00 per ounce in March 2020 to over $26.00 per ounce in August 2020. In 2019, the Company spent approximately $1.5 million on developing into the Upper Zone of the San Rafael mine which contains significantly higher silver grades than the Main Zone. With the development into the Upper Zone, the Company anticipates that it will be able to increase silver production, allowing it to benefit from the significant increase in the silver price.

With sustained higher silver prices, the Company is planning to advance development into the EC120 Zone. The Company published a pre-feasibility study in April 2019 outlining a mine plan that would produce an average of 2.5 million ounces of silver and 2.6 million pounds of copper over a 5-year mine life. The Company is currently updating the assumptions of this study in order to optimize production considering the recent increase in silver prices.

By combining the increased production from the Upper Zone at San Rafael and the production expected from EC120, the Company estimates that silver production from the Cosalá Operations can increase to 2.5-3.0 million ounces per year starting in 2022.

Galena Complex

The Recapitalization plan at the Galena Complex continues to benefit the overall operation. All equipment purchases are now fully functioning and operating underground which has resulted in increased productivity. Drift refurbishment on the 4300 level and 5500 level has provided necessary drill stations to begin testing deeper targets below historical working. Please see our separate release dated August 17, 2020 for additional details.

San Felipe

The Company finalized the earn-in agreement for the San Felipe project with Minera Hochschild Mexico S.A. de C.V. ("Hochschild") by providing notice and agreeing to pay the remaining the $3.75 million plus VAT obligation in common shares of the Company.

Subject to certain customary closing conditions, the Company will own 100% of the San Felipe project, which is located 130 km northeast of Hermosillo, Sonora, Mexico. Based on independent technical report by Mine Development Associates in May 2018, the San Felipe project has an indicated resource containing 4.7 million tonnes grading 5.42% zinc, 60.6 g/t silver and 2.48% lead. In addition, the inferred resource is estimated to contain 2.0 million tonnes grading 3.57% zinc, 48.2 g/t silver and 1.43% lead.

Consolidated Financial and Consolidated Production Results

Consolidated operating results from Q2-2020 were generally not comparable to Q2-2019 due to the illegal blockade at the Cosalá Operations, and the Recapitalization Plan at the Galena Complex. The Cosalá Operations were put on care and maintenance in response to the illegal blockade at the end of January 2020. Consolidated gross revenue decreased by $10.3 million during Q2-2020 compared to Q2-2019 primarily due to the illegal blockade preventing all access to the Cosalá Operations.

Further information concerning the consolidated and individual mine operations is included in the Company's second quarter Condensed Interim Consolidated Financial Statements for the three months and six months ended June 30, 2020 and Management's Discussion and Analysis for the three months and six months ended June 30, 2020.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company's newest asset, the Relief Canyon mine in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company has completed the outstanding option acquisition agreement for the San Felipe development project in Sonora, Mexico, subject to closing conditions. For further information, please see SEDAR or www.americas-gold.com.

For more information:
Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416–848–9503

Qualified Persons

Darren Dell, P.Eng., Chief Operating Officer, who is an employee of the Company and a "qualified person" under National Instrument 43-101, has approved the applicable contents of this news release.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver's expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the Company's construction, production, development plans and performance expectations at the Relief Canyon Mine, its ability to finance, develop and operate Relief Canyon, including the anticipated timing of commercial production at Relief Canyon, the resumption of mining and processing operations at the Company's Cosalá Operations following the end of the illegal blockade and expected silver production levels at the Cosalá Operations, the effect of temporary restrictions on all non-essential businesses in Mexico resulting from the COVID-19 pandemic on the Company's Cosalá Operations, the Company's plans with respect to the EC120 zone and the completion of the Company's purchase of the remaining interest in the San Felipe Project from Hochschild. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company's ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward–looking information is available in Americas Gold and Silver's filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward–looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.